UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2005

Commission File Number 000-26571

CREO INC.
(Registrant’s name)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐               Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2005

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

January 26, 2005

Dear Fellow Creo Shareholder:

Our company stands at a critical crossroads. The direction Creo will take is in your hands. At the upcoming annual and special meeting on February 10, 2005, you will have two choices:

1.	You can choose a carefully considered strategy to create shareholder value, developed by Creo’s experienced and dedicated board of directors and management; OR

2.	You can vote for a small group of dissidents and their opportunistic, vague, flawed, and self-contradictory proposal that reveals a profound lack of understanding of Creo’s business and jeopardizes the company—without any compensation to you.

The dissidents want to seize control of a company that has grown more than 100-fold in 10 years to become an undisputed industry leader. Creo has improved its operating results every year since 2002, despite the worst industry recession in decades and its severe impact on capital equipment suppliers. Now the dissidents say it is time for a “change in direction.” They want to gut Creo’s current business plan and dismantle the digital plate strategy that is playing a key role in building Creo’s competitive position. The dissidents have no viable alternative strategy and ask you to put the fate of Creo into the hands of a board and management team with no apparent experience relevant to Creo’s business.

The dissidents say it is time to turn around Creo’s share price performance—and they illustrate their point with a graph that does not provide the context of the share price performance of the technology sector. They also do not highlight the share price performance of Creo shares on NASDAQ, which is 36 percentage points higher for the period in question, nor do they disclose the 43 percent increase in share price since October 15, 2004—the date that Creo announced the strategic review that had been launched in July 2004. No one is more aware of the performance of Creo shares than the board and management whose interests are closely aligned with other shareholders. They own almost twice as many Creo shares as the dissidents and have committed a significant portion of their personal net worth to Creo shareholdings.

Creo’s board and management do not believe they can control the stock market. But they can increase profitability—and they have. They can act to make sure Creo is well positioned in its changing industry—and they have. They can ensure the company is taking every necessary step to increase shareholder value by conducting the Special Committee’s strategic review—and they have. The dissidents say, “Let’s get started,” but your board and management are already well underway in ensuring that Creo is on the right track. What’s more, the Creo board and special committee are in the best position to conclude the strategic review that is currently underway, with the goal of maximizing both short- and long-term value for all shareholders. Execution of this strategic review process could be at risk if there is a change in management.

By now, you should have received Creo’s management proxy circular describing our strategy for delivering sustainable value for shareholders. It came with a BLUE proxy. You may also have received the dissident circular that outlines the dissidents’ director nominees and their choice of management.

In the following pages, we respond to the dissidents’ plan for Creo by showing it to be ill-conceived, incomplete, and detrimental to shareholder value. We urge you to read our response, to review Creo’s December 28 management proxy circular, and to:

VOTE FOR CREO’S SLATE OF DIRECTOR NOMINEES

VOTE THE BLUE PROXY

VOTE TODAY

Every vote is vital to Creo’s future and the value of your Creo shares.

Thank you,

Charles Young	Ken Spencer	Amos Michelson
Chair of the Board	Chair of the Special Committee	Chief Executive Officer

The Dissidents’ “Change of Direction” is the WRONG WAY FOR CREO

The dissidents’ proposed “change of direction” would take Creo down a one-way street leading to immediate and long-lasting destruction of shareholder value. Rooted in ignorance of our business, it is no more than an ill-conceived, high-risk scheme without measurable performance targets. In addition to reversing Creo’s many hard-won achievements, including its successful entry into the digital plate business and the continuing increase in revenues and profitability, their plan, if implemented, would destroy Creo’s hard-earned reputation as an industry leader and would threaten the viability of our company.

The company has performed at an exceptional level to generate growing revenue and profits in the last three years, despite the worst recession in the printing industry to occur in decades and its severe impact on capital equipment manufacturers and the negative impact of a weak U.S. dollar. Now that we are at the point where the efforts of the last several years are paying off in the form of increased earnings and rapidly growing revenue, the dissident shareholders are opportunistically casting doubt on the digital plate strategy, and advancing risky and ill-conceived promises about how they might do things “differently.”

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for Divestments

The dissidents’ call to divest “non-core” or under-performing products and product lines illustrates how poorly they understand our company and the markets we serve.

•	Creo’s prepress and imaging solutions businesses—which the dissidents themselves have defined as “core” —currently generate over 98 percent of Creo’s revenues and are the focus of 95 percent of the company’s net research and development (“R&D”) efforts. The dissidents’ assertion that divesting non-core businesses could contribute significantly to their proposed radical cost cuts is simply false.

•	The dissidents propose that Creo reduce R&D spending and the number of products it offers while simultaneously increasing the breadth of prepress solutions “for all segments of the market.” This is inherently contradictory and further demonstrates the dissidents’ dangerous lack of awareness of Creo’s products and customers.

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for the Digital Media Strategy

The dissidents’ suggestion that Creo needs to “rethink” its digital media approach or enter into joint ventures with “larger and established digital plate makers” highlights their fundamental lack of knowledge about Creo and the dynamics of our business.

•	Partnering with a major plate vendor is not a viable alternative. If the dissidents knew our business, they would know that major vendors are not motivated to share margins from digital plates with an equipment partner, since they can simply choose to resell OEM equipment and retain the full plate margin for themselves. In addition, the history of our industry shows that such a strategy makes the equipment supplier acutely dependent on its distribution partner.

•	Creo’s principal competitors subsidize losses from equipment sales with profits from sales of consumables—the digital plates used by computer-to-plate (CTP) equipment. As one example, Agfa-Gevaert, one of Creo’s strongest competitors, despite the overall profitability of its prepress business, has stated on a number of occasions that it has been losing money on equipment sales for many years. Most recently, in a conference call on November 18, 2004, Ludo Verhoeven, the CEO of Agfa, stated, “We have already promised many times that we would make an end to the losses in our equipment business.”

•	Since implementing our digital plate strategy, we have transformed Creo into a complete prepress systems provider that is now the world’s fourth-largest digital plate vendor. Creo’s new digital plate business reached an annualized revenue run rate of nearly $65 million(1) by the end of its first year. Creo’s 2004 consumables revenue grew by 62 percent, with more than half of the revenue, and all of its growth, coming from plates. The digital plate business will add significantly to Creo’s overall profitability in fiscal 2005.

•	The Creo board and management view the growing market for digital plates as one of the most attractive segments of the graphic arts industry, expecting an increase from an estimated $1.9 billion in 2004 to approximately $3 billion by 2007. Creo has an intrinsic advantage over our competitors; one that gives us a unique ability to access that market: our installed base of CTP equipment is the largest in the world. We estimate that our current customers use about $700 million of digital plates every year, and the new CTP systems we sell each year will add an estimated $100 million of potential Creo plate sales.

•	Creo has already developed supply agreements with some regional manufacturers to augment its own production capability, but to rely solely on such partnerships would be foolhardy. It is essential for Creo’s success that, in the major markets, Creo participates in the complete economics of the digital plate business without paying high manufacturing premiums to partners. Relying solely on partnerships would provide no guarantee of adequate or consistent plate supply for customers and the company, since partners could be acquired at any time by one of Creo’s major competitors.

•	Creo has already successfully completed two acquisitions of “established” plate makers and has carefully evaluated all planned investments in increased production capacity. In particular, our

(1)	All amounts in U.S. dollars unless otherwise noted.

planned plant investment in Germany and the expansion of capacity in our facility in West Virginia are technically and economically superior to other “buy or build” alternatives. In Germany, for example, Creo will have to use its cash for only about 25 percent of the planned investment, since the other 75 percent will be covered by grants and long-term loans supported by the German government.

•	Digital plates are a solid business, not a commodity, which is why our competitors have been able to sustain continued losses from their equipment sales. They support high gross margins as they are crucial to the print quality that a printer can produce. As a result, the return on investment for digital plate capacity is very high. The diagram below shows the expected incremental return on a $20 million investment in 10 million m2 per year of digital plate capacity, similar to the West Virginia plant expansion, assuming a ramp-up in efficiency after start-up and price declines in line with what the market has experienced in the past few years. The projected internal rate of return reaches more than 35 percent within five years.

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for Cost-Cutting

The dissidents propose drastic cost cuts through, among other things, a realignment of the sales force and reduced R&D spending. Based on the comprehensive review conducted by the Creo board and management, this cost-cutting far exceeds levels achievable without destroying the underpinnings of Creo’s business. The dissidents may believe they can take profits before any damage from their excessive cost-cutting becomes apparent. If so, they grossly underestimate the pace of our industry, the wisdom of our present and future customers, and the likely reaction of our best employees.

We believe that the dissidents’ radical cuts, if implemented, would likely result in an immediate loss of customer loyalty and a rapid departure of Creo’s best sales professionals. This, in turn, could trigger an immediate downward spiral in Creo’s market share, prices, and profitability, leading to irreparable losses.

•	Many of Creo’s customers have indicated that they are extremely concerned about the potential disruption to the company’s current operations and its ability to deliver world-class products and services if the dissidents succeed in their attempt to take control of the company. The following quotes summarize many of the sentiments our customers have recently been voicing:

“We are a commercial printing company that has invested heavily in Creo products and services over the years. Innovation and vision are the reasons why we continue to expand our investment with Creo as a partner. We fully support the current board and management team at Creo, as they share our goals in research, technology, and productivity. A change in those goals by Creo leadership may result in a change in our equipment investments.” — Benson Young, Chief Technology Officer, Knight-Abbey Commercial Printing & Direct Mail

“I have been nothing but impressed with everyone I have worked with and met since we began partnering with Creo. The products and service have been top-flight and any change to this organization would be a major mistake!” — Jeff McDaniel, Prepress Technical Specialist, Banta Book Group-Harrisonburg

“The Creo management team has shown the drive and determination to repeatedly bring to market ‘best-in-class’ products that offer incredible value to me as a customer, from beautifully engineered and extremely reliable hardware, to workflow software that ties it all together. The dissident shareholders offer nothing to me as a customer. I have no confidence that they can run the company better, or deliver products that I will purchase in the future. I strongly urge shareholders to reject the proposed changes to the board and management team.” — Jim Sewell, VP of Technology, L.P. Thebault Company

To read similar testimonials by our customers, please visit http://www.creo.com/shareholdervalue and click on the customer link.

•	The dissidents’ proposal to abruptly reduce R&D to between six percent and eight percent of revenue would eliminate nearly half of Creo’s R&D programs. While R&D may appear to be an easy target for cost cutting, Creo’s board and management believe that it is the lifeblood of the company. Creo’s management team has described a plan for a considerable reduction in R&D expenses in a controlled manner—to less than 12 percent of revenue in 2005 and nine percent of revenue over the next two years.

•	The dissidents mislead when they selectively compare the R&D spending of a primarily high-technology equipment supplier like Creo with that of companies generating most of their revenues from consumables. Many of these consumables are mature products such as analog plates and film, which require little or no R&D investment. The appropriate level of R&D spending for any company depends on product mix, competitive positioning, and market approach. Creo has deliberately targeted high-growth areas within our industry, which require higher levels of innovation and R&D investment.

•	Creo’s R&D programs are highly focused: 95 percent of R&D is applied to our core business and directed towards 2005 and 2006 products. Creo spends approximately five percent of total R&D on products to be introduced in 2007 and 2008.

•	Creo’s management team has made many difficult decisions over the past several years in order to manage the impact of the industry-wide recession and the rapid increase of costs due to currency exchange trends. With revenue denominated in U.S. dollars and many of our costs in Canadian dollars, euros, and shekels, the decline in the value of the U.S. dollar since 2001 has significantly increased the cost of running our operation. In fiscal 2004 alone, adverse changes in foreign currencies increased Creo’s costs by nearly $30 million. Management’s cost cutting efforts since 2001, focused on battling the combination of an industry-wide recession and adverse currency movement, have removed over $50 million in annual expenses and include the closure or consolidation of seven operations around the globe.

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for Sales Strategy

The assertion by the dissidents that Creo can increase revenues by “emphasizing” its selling efforts and “refocusing” on customer needs is simplistic and totally at odds with the draconian cost-cutting prescriptions that are the heart of their plan. At the same time, it actually endorses the key factors behind Creo’s success over the past 10 years. What are these key factors?

Creo is and has always been focused on making our customers more successful. Our success has been built on the commitment to three key strengths: innovation through strategic R&D aimed at transforming our customers’ businesses; skilled and motivated employees who have developed highly-regarded products and provided industry-leading sales and product support; and strong customer relationships. By focusing on these fundamentals, Creo’s existing board and management have built a company recognized as the world leader in its business.

•	The dissidents’ claim that their actions “will make Creo’s products and pricing more competitive” reflects their poor understanding of the dynamics of Creo’s marketplace and the capital equipment business in general. Arbitrary price reductions would likely prompt our competition to follow suit and would result in a reduction in our profit margins, with no gain of market share or competitiveness, and would require the company to make further cuts. We believe we deliver the most value-added products and services to our customers. Our significant and long-standing focus on manufacturing and service optimization has given Creo the most competitive product cost base in our industry.

•	The dissidents’ proposal to realign the sales force would not only cause Creo to lose many of our first-class, knowledgeable, and capable salespeople, but would also create distribution inefficiencies that would immediately reduce sales volumes. Creo, like most of its competitors, relies on direct sales channels in the major economies of the world and uses indirect channels in most other regions and for lower-priced and lower-volume products. We believe this balance is the right combination to meet Creo’s customer needs. We continue to build additional partnerships and indirect channel representation around the world in anticipation of future market and sales trends.

Who Do You Trust To Run Your Company?

The Creo slate of director nominees consists of highly-qualified individuals dedicated to the creation of shareholder value by ensuring Creo’s short and long-term operational excellence and industry leadership. Collectively, our board nominees have proven senior experience in high-technology companies and extensive financial, legal, and corporate governance expertise. They include directors or current and former executives of well-known and highly respected public companies including Microsoft Corporation, Visio Corp., Citigroup Global Markets, Pivotal Corporation, Pitney Bowes Inc., and Sun Microsystems.

The dissidents’ slate of director nominees includes several individuals whose chief qualification appears to be prior business or personal relationships with Robert G. Burton, Sr., the dissident nominee for both positions of board chair and CEO. None of the dissidents’ proposed nominees to the board or appointments to management has relevant experience working in or managing high-technology or capital equipment companies, or in overseeing an R&D portfolio at a company whose future depends on continued innovation and differentiation.

The dissidents’ assertion—that Creo can be run effectively by people who have provided advisory services on M&A transactions in the printing industry or held senior positions at traditional printing and newspaper companies in North America—is naive and dangerous. Financial analyst Daniel Kim of Paradigm Capital made this point succinctly on page 6 of his December 21, 2004 report:

“In addition, there is a significant difference between running a printing company like Moore, and running a printing equipment supplier. This would be analogous to running an airline versus running Boeing, i.e. running an airline is markedly different from building aircraft.”

Beyond seeking to fill many of Creo’s board positions with his friends and business associates and install former colleagues in senior management positions, Mr. Burton is asking you to allow him to take control of your company without offering to pay you a dime.

WRONG WAY FOR CREO: Dissidents’ Lack of Relevant Operational Experience

The dissidents have failed to provide in their proxy circular any relevant performance targets to which they could be held accountable. Given Mr. Burton’s track record of presiding over poor operational results at companies he managed in the printing industry, in which he claims to have demonstrated expertise, the dissidents’ assertions that he and his team are capable of leading positive change at Creo is dubious at best.

•	During his nine-year tenure as chairman, president and CEO at World Color, the strongest performance the company reported was adjusted net earnings(2) of 3.1 percent of revenue. The average adjusted net earnings during his leadership of the company were 2.0 percent of revenue.

•	Under Mr. Burton’s leadership, World Color’s average adjusted net earnings were the lowest of four publicly traded peer companies(3) and approximately 50 percent below the average of the three peer companies.

•	During Mr. Burton’s two-year tenure as chairman, president, and CEO of Moore Corporation, the company generated average net adjusted earnings as a percentage of revenue of just 3.2 percent. Shareholders should consider whether the increase in Moore’s share price during Mr. Burton’s tenure is due to any great operational skills of Mr. Burton, or rather to the desperate situation of Moore prior to Mr. Burton’s arrival. When Mr. Burton joined Moore, its enterprise value(4) was only 25 percent of Moore’s revenue. By the time Mr. Burton left Moore on December 6, 2002, Moore’s enterprise value had increased to approximately 60 percent of Moore’s revenue, still far below the industry peer(5) average enterprise value of approximately 95 percent of sales.

•	In contrast to the situation at Moore, Creo is a well-managed company, far more profitable in its equipment business than the average of its peers, a recognized leader in its business and has an enterprise value of nearly 125 percent of revenue (as of January 21, 2005).

•	Mr. Burton’s brief tenure at Walter Industries in 2000 was expensive for shareholders and underscores the unacceptable risk that Mr. Burton would place on Creo shareholders. After joining Walter Industries, Mr. Burton replaced the current executives with his own management team and announced a plan to turn the company around by cutting $25 million in annual expenses. Mr. Burton’s plan included firing five percent of the workforce and slashing the company’s portfolio of subsidiaries. Just 14 weeks after becoming CEO, Mr. Burton resigned amidst reports of plummeting employee morale, with a payout of $2.4 million. Walter Industries paid an additional $5.3 million in connection with the departure of four members of his management team, who left Walter Industries shortly after his August 2000 departure.

(2)	Adjusted net earnings excludes non-recurring items on a tax-adjusted basis.
(3)	Publicly-traded peer companies were R.R. Donnelley, Quebecor, and Transcontinental.
(4)	Enterprise value is the market value of equity plus debt, minority interest, preferred shares minus cash.
(5)	Industry peers include R.R. Donnelley, Quebecor, and Transcontinental.

•	Mr. Burton has a demonstrated history of employing confrontational and counter-productive management techniques. His track-record of ensuring that he receives high personal compensation on one hand, while slashing costs through mass firings and portfolio sales on the other, is completely at odds with the effective management of a knowledge-based enterprise such as Creo.

The following quote appeared in the Knight Ridder/Tribune Business News on October 22, 2001 with reference to the period of time that Mr. Burton was CEO of Walter Industries: “Before I got here, there was a bunker mentality,” Don DeFosset [the CEO of Walter Industries who replaced Mr. Burton] said. “People were afraid to say anything. People were afraid to do anything outside the narrow constraint of their job. The management style was threatening and intimidating.”

WRONG WAY FOR CREO: Dissidents’ Proposed Direction for Corporate Governance

The composition of the dissidents’ slate of director nominees poses a number of corporate governance concerns.

•	Given the dissidents’ collective lack of relevant experience in building a sustainable high-technology business, the Creo board is deeply skeptical about the dissident nominees’ ability to direct the management of Creo and create any additional value for Creo shareholders. One of the minimum standards for individual directors and boards, as enunciated by the Canadian Coalition for Good Governance, is that they have “career experience and expertise relevant to the corporation’s business purpose...” Creo shareholders should question whether this minimum standard is met by these nominees.

•	The dissidents have proposed that, if their slate of director nominees is elected, Mr. Burton will serve as board chair and CEO. As a public company committed to upholding best practices in corporate governance, Creo has always ensured that these positions are kept separate. Keeping these positions separate resolves inherent conflicts of interest and clarifies accountability—the chair to the shareholders and the CEO to the board. If Mr. Burton were to hold the combined chair and CEO position, he would be coordinating the body that is responsible for approving his compensation and evaluating his performance.

•	All shareholders ought to be concerned that the dissidents have not disclosed any information about the compensation proposed to be paid to Mr. Burton in his capacity as CEO, or the terms of any severance package that he would receive if he left the company or if his employment were to be terminated. The dissidents claim that there is no formal agreement, arrangement, or understanding in place. However, the dissidents are asking shareholders to vote in favor of their director nominees without the benefit of knowing even the parameters of Mr. Burton’s compensation expectations. This is particularly troubling in light of the fact that the board setting his compensation will be comprised solely of persons nominated by Mr. Burton and the other dissidents. Effective corporate governance guidelines applicable in Canada include having a board that is independent of management and free from any relationship that could reasonably be perceived to interfere with a director’s ability to act in the best interests of the company. Creo shareholders should question the ability of the dissidents’ board to act independently of management, particularly in setting Mr. Burton’s compensation.

•	Mr. Burton has historically been highly compensated for his services, even when his employment has only lasted a number of weeks.

	Compensation in final year	Duration of service
World Color Press, Inc.	$27,196,483(2000)	9 years
Moore Corporation	$12,339,266(2002)	2 years
Walter Industries, Inc.	$2,446,972(2000)	14 weeks

CREO IS ON THE RIGHT PATH. Now Is Not The Time For Change.

At this critical juncture in Creo’s history, Creo’s board believes that shareholders will be best served by the continued execution of current management’s strategic business plan to improve the company’s profitability and capitalize on future growth prospects. The election of the unqualified dissident slate of directors led by Mr. Burton and the implementation of their deeply flawed business strategy would disrupt the company’s focus at exactly the time when knowledgeable leadership and a long-term commitment to building shareholder value are needed most.

Creo’s current management and board have advanced an entire industry through well-timed innovations. Our ground-breaking imaging systems and powerful software products are prime examples of this progress, and were created by the unmatched skill of our R&D teams, backed by a first-class, knowledgeable sales force and customer support team. This fact has even been noted by one of the dissidents: “Clearly, Creo is a well-respected leader in prepress systems with high-quality, advanced products that are very compelling.” — Peter Puccetti, Goodwood Fund

Today, Creo is realizing the benefits of our transformation from an equipment, software, and services supplier, into a provider of complete prepress systems including our own digital printing plates.

Your board and management believe the dissidents’ change in direction would lead Creo the wrong way.

We believe the company is already on the right road to enhancing sustainable shareholder value.

The choice is clear.

THE BOARD RECOMMENDS THAT SHAREHOLDERS

VOTE FOR
CREO’S SLATE OF DIRECTOR NOMINEES

Using the enclosed BLUE form of proxy (bearing the CREO logo)
Please discard any proxy you might receive from the Dissidents.

VOTE ONLY THE BLUE PROXY

YOUR VOTE IS EXTREMELY IMPORTANT: PLEASE SUBMIT YOUR BLUE PROXY TODAY

To ensure your vote will be counted at Creo’s annual and special meeting scheduled for Thursday, February 10, 2005, proxies must be received before 2:00 p.m. (Vancouver time) on Tuesday, February 8, 2005.

WHAT YOU MUST DO TO SUPPORT CREO’S SLATE OF DIRECTOR NOMINEES

1.	The Creo board of directors urges you to discard any proxies sent to you by the dissidents.

2.	To vote FOR Creo’s slate of director nominees you MUST complete your enclosed BLUE form of proxy by VOTING FOR item 1 (one).

3.	Sign and date the BLUE form of proxy and return it in accordance with the instructions on the reverse side of the proxy form.

4.	If you have already sent in a dissident green form of proxy and now wish to support Creo’s slate of director nominees, please complete, date, and execute the enclosed BLUE form of proxy which will revoke your previously completed dissident form of proxy. It is the latest dated proxy received that will be counted at the annual and special of Creo shareholders.

5.	Your proxy must be received by 2:00 p.m. Vancouver time (5:00 p.m. Eastern Time) on February 8, 2005.

If you are unclear about what to do, or need assistance in voting your BLUE form of proxy, TO ENSURE YOUR VOTE IS COUNTED please contact:

Georgeson Shareholder
Toll Free: 1-877-288-9604

VOTE BLUE – VOTE TODAY!

Please visit our web site for regular updates at http://www.creo.com/shareholdervalue

FORM OF PROXY
(Registered Shareholders)
(Second Mailing)

for the Annual and Special Meeting of Shareholders of

CREO INC. (“Creo” or the “Company”)

This proxy is solicited by Management of the Company, and will be used at the Annual and Special Meeting of Shareholders to be held on Thursday, February 10, 2005, at 2:00 p.m. (Vancouver time).

THIS PROXY MUST BE RECEIVED NO LATER THAN
2:00 P.M. (VANCOUVER TIME) ON TUESDAY, FEBRUARY 8, 2005.
SEE BACK FOR DELIVERY INSTRUCTIONS.

The undersigned holder of common shares of the Company, revoking all proxies previously given, hereby nominates, constitutes, and appoints Amos Michelson, a Director and Chief Executive Officer of the Company, or failing him, Mark Dance, a Director, Chief Financial Officer and Chief Operating Officer of the Company, or instead of either of them,                                                                                                                  the true and lawful attorney and proxyholder of the undersigned, with full power of substitution to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Company, to be held on Thursday, February 10, 2005, at the Hilton Vancouver Metrotown Hotel, in the Crystal Ballroom, located at 6083 McKay Avenue, Burnaby, British Columbia, at 2:00 p.m. (Vancouver time), and at every adjournment thereof (the “Meeting”), and at every poll or ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were present at such Meeting.

Without limiting the general authorization and powers conferred hereby, the undersigned hereby instructs the said proxy to vote the common shares represented by this form of proxy as indicated below and hereby revokes any proxy previously given.

The Creo Board recommends shareholders VOTE as follows:

Vote FOR items 1 and 2

1.
To elect the following Creo slate of Director nominees: Douglas A. Brengel, Mark Dance, Norman B. Francis, Steve M. Gordon, Jean-Francois Heitz, John S. McFarlane, Amos Michelson, Kenneth A. Spencer, Morgan Sturdy, Charles E. Young
		FOR ☐	WITHHOLD ☐

2.	To appoint KPMG LLP, Chartered Accounts, as the auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration .	FOR ☐	WITHHOLD ☐

Signature of shareholder:

Name of shareholder (please print):

Title (if applicable):

Phone number:

Date:

INSTRUCTIONS FOR COMPLETION OF PROXY
YOU MUST ACT QUICKLY FOR YOUR VOTE TO COUNT – VOTE YOUR PROXY TODAY
USING ONE OF THE METHODS AVAILABLE BELOW.

1.	This form of proxy (“Instrument of Proxy”) is solicited by Management of the Company. Shareholders are directed to reference the accompanying Management Proxy Circular for more detailed information.

2.	This Instrument of Proxy must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Instrument of Proxy.

3.	Please sign and date this Instrument of Proxy. If not dated, this Instrument of Proxy shall be deemed to be dated on the date it was mailed to shareholders.

4.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with your instructions on any poll of a resolution that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice is specified for the matters referred to in items 1 or 2 herein, the securities represented by this Instrument of Proxy will be VOTED FOR the matters referred to in such items. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

5.	Time is of the essence. A proxy, to be effective, must be returned and received at the office of Computershare Trust Company of Canada by one of the methods listed below, no later than 2:00 p.m. (Vancouver time) on February 8, 2005, or in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. The mailing address is:

Computershare Trust Company of Canada Attention: Proxy Department, 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1

PLEASE ENSURE THAT YOU:

1.	SIGN your name exactly as it appears on this Instrument of Proxy.

2.	Date this Instrument of Proxy.

3.	Return this Instrument of Proxy to Computershare Trust Company of Canada by using one of the following methods:

·	by FAXING to:	Within North America: 1-866-249-7775
Outside North America: (416) 263-9524
OR
·	by MAIL in the prepaid envelope provided.

If you have any questions or need assistance completing this Instrument of Proxy please call:

Georgeson Shareholder Communications Canada Inc.
Toll Free: 1-877-288-9604

Computershare Investor Services Inc. Stock Transfer Services Montreal Trust Centre 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

January 26, 2005

To:     All Applicable Commissions & Exchanges

Dear Sirs:

Subject:     Creo Inc.

We confirm that the following material was sent by pre-paid mail on January 26th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A	Dissident Response
B	Proxy — Blue
C	Return Envelope — Postage Prepaid

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP — Canada and ADP — US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”
Mailing Specialist
Stock Transfer, Client Services
Telephone:  604.661.9400 (ext 4504)
Fax:             604.661.9401